UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-14573

Caesars Entertainment, Inc.

(Exact name of registrant as specified in its charter)

3930 Howard Hughes Parkway, Las Vegas, Nevada 89109  Tel: (702) 699-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.5% Senior Notes due 2006
8.875% Senior Subordinated Notes due 2008
7.50% Senior Notes due 2009
7.0% Senior Notes due 2013
7.875% Senior Subordinated Notes due 2005
9.375% Senior Subordinated Notes due 2007
7.875% Senior Subordinated Notes due 2010
8.125% Senior Subordinated Notes due 2011
Floating Rate Contingent Convertible Notes due 2024
Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	None

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 13, 2005	By:	/s/ Bernard E. DeLury, Jr.
Bernard E. DeLury, Jr.
Executive Vice President, Secretary and
General Counsel

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.